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                                                                       (a)(1(RR)


For immediate release
December 12, 2000

Contact:

pcOrder.com, Inc.                     Trilogy Software, Inc.

Tiffany O'Brien                       Krista Rollins
512.684.1171                          512.425.3128
tiffany.obrien@pcorder.com            krista.rollins@trilogy.com
--------------------------            --------------------------

       HEARING CANCELLED ON PRELIMINARY INJUNCTION REGARDING THE TRILOGY TENDER OFFER FOR PCORDER; PLAINTIFF INDICATES THAT SHE DOES NOT PLAN TO
                         SEEK A PRELIMINARY INJUNCTION

                        ................................

   TRILOGY'S PENDING CASH TENDER OFFER FOR PCORDER SHARES IS STILL SCHEDULED
                         TO CLOSE ON DECEMBER 19, 2000


AUSTIN, TEXAS, December 12, 2000 - Trilogy Software, Inc. and pcOrder.com, Inc. (NASDAQ:PCOR) today jointly announced that the hearing previously scheduled for December 12, 2000 on plaintiff's motion for a preliminary injunction in the Stahl case relating to the pending $6.375 cash per share tender offer and the related merger has been cancelled. The plaintiff in that case has indicated that she has no current intention of pursuing a temporary restraining order or preliminary injunction prohibiting the closing of the tender offer or the merger. Trilogy and pcOrder noted that the tender offer is expected to close as scheduled at midnight, New York City time, on December 19, 2000.

As of the close of business on December 11, 2000, based on the Depositary's preliminary count approximately 4,715,179 shares, including guaranteed deliveries, of pcOrder's Class A common stock have been tendered and not withdrawn pursuant to the tender offer, representing approximately 76% percent of the 6,237,565 outstanding shares of Class A common stock. The Class B shares currently owned by Trilogy (which are convertible into Class A shares on a one-for-one basis) and the Class A shares tendered to date together represent approximately 91% of the outstanding shares of pcOrder's common stock. If, following the purchase of the shares in the tender offer and the conversion of its Class B common stock into Class A common stock of pcOrder, Trilogy owns at least 90% of the outstanding shares of pcOrder's common stock, then Trilogy can complete the merger as a short form merger under Delaware law without a vote of pcOrder's stockholders.

Holders of pcOrder Class A common stock may tender or withdraw shares until 12:00 midnight, New York City time, on Tuesday, December 19, 2000, unless the offer is further extended. The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, Trilogy's Offer to Purchase, dated November 6, 2000, as amended and supplemented by Supplement Number One to the Offer to Purchase, dated November 17, 2000, Supplement Number Two to the Offer to Purchase, dated November 20, 2000, and Supplement Number Three to the Offer to Purchase, dated December 7, 2000, and the related letter of transmittal. pcOrder stockholders should read such documents completely prior to making any decision respecting the tender offer.

Trilogy is a leading provider of software driving the e-commerce transformation of Global 2000 companies. Trilogy's robust e-commerce platform's rapid deployment cycles and business expertise

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serve industry leaders, such as Ford Motor Company, Fidelity Brokerage Services,
Lands' End, IBM, and ALLTELL. Trilogy's ability to integrate multichannel sales and service environments on a unified e-commerce technology platform increases a corporation's market share, generates higher revenue, and results in deeper customer and channel partner relationships. For more information, please visit www.trilogy.com.
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